Exhibit 99.2

DATED 29 June 2021

as amended and restated

on        November 2021

NAVIOS MARITIME HOLDINGS INC.

as borrower

and

NAVIOS SHIPMANAGEMENT HOLDINGS CORPORATION

as lender

SECURED LOAN AGREEMENT

for a loan of up to USD135,000,000

in one or more advances

Index

Clause		Page

1	Purpose and definitions	1

2	The Lender’s Commitment, Loan and Use of Proceeds	12

3	Interest	14

4	Repayment and prepayment	15

5	Fees and expenses	17

6	Payments and taxes; Accounts and calculations	18

7	Representations And Warranties	22

8	Undertakings	26

9	Conditions	31

10	Events of Default	32

11	Indemnities	36

12	Unlawfulness and increased cost mitigation	36

13	Security, set-off and miscellaneous	38

14	Assignment, transfer and disclosure	40

15	Notices	41

16	Governing law	42

17	Jurisdiction	42

Schedule 1	48

Schedule 2	49

Schedule 3	52

Schedule 4	53

1

THIS LOAN AGREEMENT (this “Agreement”) is dated 29 June 2021 and amended and restated on November 2021 and made BETWEEN:

(1)	NAVIOS MARITIME HOLDINGS INC. as Borrower; and

(2)	NAVIOS SHIPMANAGEMENT HOLDINGS CORPORATION as Lender.

IT IS AGREED as follows:

1	PURPOSE AND DEFINITIONS

1.1	Purpose

This Agreement sets out the terms and conditions upon which the Lender agrees to make available to the Borrower a loan facility of USD135,000,000 (subject to adjustment as provided for in clause 2.2) in connection with the refinancing of certain obligations.

1.2	Definitions

In this Agreement, unless the context otherwise requires:

“Advance A” means the amount of USD64,058,823 made available by the Lender to the Borrower prior to the Effective Date;

“Advance” means the amount of any advance made or to be made available by the Lender to the Borrower on or after the Effective Date in accordance with the terms of this Agreement in an aggregate amount of up to USD70,941,177;

“Alpha Merit” means Alpha Merit Corporation, a company incorporated in the Republic of the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

“Amending and Restating Agreement” means that Amending and Restating Agreement supplemental to this Agreement dated         November 2021, made by and between the Borrower and the Lender;

“Applicable Premium” means the excess of (A) the present value at such time of (i) 110% of the principal amount so prepaid, assuming payment thereof on the 18 month anniversary of the Effective Date plus (ii) all remaining interest payments due (calculated at a rate 18% per annum, if the prepayment occurs prior to the Second Secured Indenture Repayment Date; and

16.5% per annum if the prepayment occurs on or after the Second Secured Indenture Repayment Date) on the amount so prepaid through and including the 18 month anniversary of the Effective Date (excluding any interest accrued to the date of such prepayment), computed using a discount rate equal to the Applicable Treasury Rate, plus 0.50%, over (B) the principal amount so prepaid on the date of prepayment;

“Applicable Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Banking Days prior to such date of prepayment (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such date of redemption to the 18 month anniversary of the Effective Date; provided, however, that if the period from the date of prepayment to such date is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given having maturities as close as possible to the date that is the 18 month anniversary of the Effective Date;

“Banking Day” means a day on which dealings in deposits in USD are carried on in the London Interbank Eurocurrency Market and a day (other than Saturday or Sunday) on which banks are open for general business in London, Piraeus, Hamburg and New York City;

“Borrowed Money” means Indebtedness in respect of (i) money borrowed and debit balances at banks, (ii) any bond, note, loan stock, debenture or similar debt instrument, (iii) acceptance or documentary credit facilities, (iv) receivables sold or discounted (otherwise than on a non-recourse basis), (v) deferred payments for assets or services acquired, (vi) finance leases and hire purchase contracts, (vii) swaps, forward exchange contracts, futures and other derivatives, (viii) any other transaction (including without limitation forward sale or purchase agreements) having the commercial effect of a borrowing or of any of (ii) to (vii) above and (ix) guarantees in respect of Indebtedness of any person falling within any of (i) to (viii) above;

“Borrower” means Navios Maritime Holdings Inc. a company incorporated in the Republic of the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“Certified Copy” means in relation to any document delivered or issued by or on behalf of any company, a copy of such document certified as a true, complete and up to date copy of the original by any of the directors or officers for the time being of such company or by such company’s attorneys or solicitors;

“Collateral” means the collateral subject to the Security Documents other than the Guarantees and any other Encumbrance provided to the Lender from time to time as security for the Loan;

“Commitment” means, in relation to the Loan, the maximum amount which the Lender has agreed to lend to the Borrower under clause 2.1 as reduced by any relevant term of this Agreement;

“Compliance Certificate” means a certificate substantially in the form set out in schedule 3 signed by a director of the Borrower;

“Convertible Debenture” means the Convertible Debenture issued by the Borrower in favour of the Lender as of the date hereof ;

“Default” means any Event of Default or any event or circumstance which with the giving of notice or lapse of time or the satisfaction of any other condition (or any combination thereof) would constitute an Event of Default;

“Designated Shareholder” means Mrs. Angeliki Frangou either directly or indirectly (through entities owned and controlled by her or trusts or foundations of which she is the beneficiary);

“Dollars” and “USD” mean the lawful currency of the USA and in respect of all payments to be made under any of the Loan Documents means funds which are for same day settlement in the New York Clearing House Interbank Payments System (or such other US dollar funds as may at the relevant time be customary for the settlement of international banking transactions denominated in US dollars);

“Drawdown Date” means, in respect of an Advance, any date being a Banking Day on which that Advance is, or is to be, made available;

“Drawdown Notice” means in relation to each Advance a notice substantially in the form of Schedule 4;

“Effective Date” has the meaning given thereto in the Amending and Restating Agreement;

“Encumbrance” means any mortgage, charge, pledge, lien, hypothecation, assignment, title retention, preferential right, option, trust arrangement or security interest or any other encumbrance, security or arrangement conferring howsoever a priority of payment in respect of any obligation of any person;

“Event of Default” means any of the events or circumstances listed in clause 10.1;

“Facility Period” means the period starting as of the date hereof and ending on such date as all payment obligations whatsoever of the Borrower under or pursuant to the Loan Documents whensoever arising, actual or contingent, have been irrevocably paid;

“FATCA” means:

(a)	sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended, or any associated regulations or other associated official guidance;

(b)

any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of paragraph (a) above; or

(c)	any agreement pursuant to the implementation of paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction;

“FATCA Deduction” means a deduction or withholding from a payment under a Loan Document required by FATCA;

“FATCA Exempt Party” means a party that is entitled to receive payments free from any FATCA Deduction;

“Fee Letter” means the fee letter dated as of the Effective Date addressed by the Borrower to the Lender in respect of fees payable by the Borrower in relation to, among other things, this Agreement;

“Final Repayment Date” means the fourth anniversary of the Effective Date or such later date requested by the Borrower as the Lender may agree in its absolute discretion on which the Loan must be repaid in full;

“Financial Indebtedness” means, in relation to a person (the “debtor”), a liability of the debtor:

(a)	for principal, interest or any other sum payable in respect of any moneys borrowed or raised by the debtor;

(b)

under any loan stock, bond, debenture, note or other security issued by the debtor (but excluding surety bonds, performance bonds or similar instruments except to the extent of a reimbursement obligation then outstanding);

(c)	under any acceptance credit, guarantee or letter of credit facility made available to the debtor;

(d)	under a financial lease, a deferred purchase consideration arrangement or any other agreement having the commercial effect of a borrowing or raising of money by the debtor;

(e)

under any interest or currency swap or any other kind of derivative transaction entered into by the debtor or, if the agreement under which any such transaction is entered into requires netting of mutual liabilities, the liability of the debtor for the net amount; or;

(f)

under a guarantee, indemnity or similar obligation entered into by the debtor in respect of a liability of another person which would fall within (a) to (e) if the references to the debtor referred to the other person;

“GP LLC” means Navios GP LLC, a limited liability company formed and existing under the laws of the Republic of the Marshall Islands and having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“GP LLC Interests Pledge” means the second priority pledge of all membership interests of and in GP LLC to be executed by the Borrower in favour of the Lender in such form as the Lender may require in its reasonable discretion;

“Group” means at any relevant time the Borrower and its Subsidiaries but not including any Subsidiary which is listed on any public stock exchange and any of its Subsidiaries;

“Group Member” means any member of the Group;

“Guarantee” means each of the guarantees granted by each of the Guarantors, in such form as the Lender may agree or require in its reasonable discretion (and which may be in the form of a joint and several guarantee), and in the plural means all of them;

“Guarantor” means each of the companies listed in Schedule 1 and in the plural means all of them;

“Indebtedness” means any obligation howsoever arising (whether present or future, actual or contingent, secured or unsecured, as principal, surety or otherwise) for the payment or repayment of money (but excluding surety bonds, performance bonds or similar instruments except to the extent of a reimbursement obligation then outstanding);

“Intercreditor Agreement” means an agreement between, among others, the Collateral Trustee and the Co-Issuers (each as defined in the Second Secured Indenture), the Lender and the Security Parties party to the Security Documents over assets which are also secured in favour of the said Collateral Trustee under first priority security;

“Latest Accounts” means, in respect of any financial year of the Borrower, the latest financial statements required to be prepared pursuant to clause 8.1.6;

“Legal Reservations” means:

(a)

the principle that equitable remedies may be granted or refused at the discretion of a court, the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)

the time barring of claims under applicable limitation laws, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of UK stamp duty may be void and defences of set-off or counterclaim;

(c)	any general principles, reservations or qualifications, in each case as to matters of law as set out in any legal opinion;

(d)	the principle that any additional interest imposed under any relevant agreement may be held to be unenforceable on the grounds that it is a penalty and thus void;

(e)

the principle that, in certain circumstances, security granted by way of fixed charge may be characterised as a floating charge or that security purported to be constituted by way of an assignment may be recharacterised as a charge;

(f)	the principle that the courts of England may not give effect to an indemnity for legal costs incurred by an unsuccessful litigant; and

(g)	similar principles, rights and defences under the laws of any Pertinent Jurisdiction;

“Lender” means Navios Shipmanagement Holdings Corporation, a corporation incorporated in the Republic of the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“Loan” means the principal amount borrowed by the Borrower under this Agreement or (as the context may require) the principal amount owing to the Lender under this Agreement at any relevant time;

“Loan Documents” means this Agreement, the Convertible Debenture, the Amending and Restating Agreement and the Security Documents;

“Material Adverse Effect” means, a material adverse effect on:

(a)	the business, assets or financial condition of the Group (taken as a whole); or

(b)	the ability of the Borrower to perform its obligations under the Loan Documents; or

(c)

subject to the Legal Reservations and the Perfection Requirements, the validity or enforceability of, or the effectiveness or ranking of, any Encumbrance granted or purporting to be granted pursuant to any of the Security Documents;

“Navios Logistics” means Navios South American Logistics Inc., a company incorporated in the Republic of the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960.

“Navios Logistics Shares Pledge” means a second priority pledge of the shares of and in Navios Logistics required to be executed hereunder by the Navios Logistics Shareholder in favour of the Lender, in such form as the Lender may agree or require in its sole discretion;

“Navios Logistics Shareholder” means Navios Corporation a corporation organised and existing under the laws of the Republic of the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

“New Facility Agreements” has the meaning given thereto in the Amending and Restating Agreement;

“NMM” means Navios Maritime Partners L.P. a limited partnership organised and existing under the laws of the Republic of the Marshall Islands and having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“NMM Partnership Interests Pledge A” means a second priority pledge of 1,070,491 common units of NMM required to be executed hereunder by Alpha Merit and GP LLC in favour of the Lender, in such form as the Lender may agree or require in its sole discretion;

“NMM Partnership Interests Pledge B” means a second priority pledge of 2,070,216 common units of NMM required to be executed hereunder by Alpha Merit, and the Borrower in favour of the Lender, in such form as the Lender may agree or require in its sole discretion;

“NMM Partnership Interests Pledge C” means a second priority pledge of 1,905 common units of NMM required to be executed hereunder by Alpha Merit in favour of the Lender, in such form as the Lender may agree or require in its sole discretion;

“Permitted Encumbrance” means (i) any Encumbrance created pursuant to or expressly permitted by the Loan Documents or otherwise permitted by the Lender, (ii) any Encumbrance permitted by the terms of the New Facility Agreements, (iii) any lien arising by the operation of law, (iv) any Encumbrance existing as at the Effective Date in respect of any Financial Indebtedness, (v) any Encumbrance securing Financial Indebtedness permitted under clause 8.2.3 and (vi) such other Encumbrances as the Lender may consent to for the purposes of this definition;

“Perfection Requirements” means the making or procuring of appropriate registrations, filings, endorsements, notarisations, stampings and/or notifications of the Security Documents and/or the security expressed to be created under the Security Documents determined by the legal advisers to the Lender to be necessary in any Pertinent Jurisdiction for the enforceability or production in evidence of the relevant Security Document to the extent such matters are complied with within any timeframe specified by law or the relevant Security Document;

“Pertinent Jurisdiction” means any jurisdiction in which or where any Security Party is incorporated, resident, domiciled, has a permanent establishment or assets which are secured under the Security Documents;

“Proceedings” means any litigation, arbitration, legal action or complaint or judicial, quasi-judicial or administrative proceedings whatsoever arising or instigated by anyone in any court, tribunal, public office or other forum whatsoever and wheresoever (including, without limitation, any action for provisional or permanent attachment of any thing or for injunctive remedies or interim relief and any action instigated on an ex parte basis);

“Prohibited Person” means a person that is:

(d)	listed on, or owned or controlled by a person listed on any Sanctions List;

(e)	permanently located, organised or resident in, a country or territory that is the target of country-wide Sanctions; or

(f)	otherwise a target of Sanctions.

“Register” has the meaning specified in clause 14.3

“Required Authorisation” means any authorisation, consent, declaration, licence, permit, exemption, approval or other document, whether imposed by or arising in connection with any law, regulation, custom, contract, security or otherwise howsoever which must be obtained at any time from any person, government entity or central bank or other self-regulating or supra-national authority in order to enable the Borrower lawfully to draw the Loan and/or to enable any Security Party lawfully and continuously to continue its corporate existence and/or perform all its obligations whatsoever whensoever arising under the Loan Documents and/or grant security under the Security Documents and/or to ensure the continuous validity and enforceability thereof;

“Sanctions” means any economic or trade sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by:

(g)	the United States government;

(h)	the United Nations;

(i)	the European Union or any of its Member States;

(j)	the United Kingdom;

(k)	any country to which any Security Party is bound; or

(l)

the respective governmental institutions and agencies of any of the foregoing, including without limitation, the Office of Foreign Assets Control of the US Department of Treasury (“OFAC”), the United States Department of State, and Her Majesty’s Treasury (“HMT”) (together “Sanctions Authorities”).

“Sanctions List” means the “Specially Designated Nationals and Blocked Persons” list issued by OFAC, the “Consolidated List of Financial Sanctions Targets and Investment Ban List” issued by HMT, or any similar list issued or maintained or made public by any of the Sanctions Authorities.

“Second Secured Indenture” means the Indenture dated as of 21 November 2017 for USD305,000,000 issued by the Borrower and Navios Maritime Finance II (US) Inc. for 11.25% Senior Secured Notes due on August 15, 2022, as amended and/or to be amended from time to time;

“Second Secured Indenture Repayment Date” means the date on which all amounts due and payable under the Second Secured Indenture are repaid;

“Securities Account” means an account in the name of the Borrower opened or to be opened with the Securities Account Bank or any other account (with that or another office of the Securities Account Bank or with a bank or financial institution other than the Securities Account Bank) which is designated by the Lender as the Securities Account for the purposes of this Agreement;

“Securities Account Bank” means UBS Financial Services Inc. or another bank or financial institution approved by the Lender at the request of the Borrower;

“Securities Account Pledge” means a pledge or other instrument in respect of the Securities Account executed or to be executed by the Borrower in favour of the Lender in such form as the Lender may require in its reasonable discretion

“Security Documents” means, the GP LLC Interests Pledge, the Navios Logistics Shares Pledge, the NMM Partnership Interests Pledge A, the NMM Partnership Interests Pledge B, the NMM Partnership Interests Pledge C, the Guarantee, the Securities Account Pledge and any other documents designated by the Borrower and the Lender as “Security Documents” or any other documents as may have been or shall from time to time after the date of this Agreement be executed in favour of the Lender to guarantee and/or to govern and/or to secure payment of all or any part of the Loan, interest thereon and other moneys from time to time owing by the Borrower pursuant to this Agreement;

“Security Party” means the Borrower, the Guarantors, Alpha Merit, GP LLC, the Navios Logistics Shareholder or any other person who may at any time be a party to any of the Loan Documents (other than the Lender);

“Subsidiary” of a person means any company or entity directly or indirectly controlled by such person, and for this purpose “control” means either the ownership of more than fifty per cent (50%) of the voting share capital (or equivalent rights of ownership) of such company or entity;

“Taxes” includes all present and future income, corporation, capital or value-added taxes and all stamp and other taxes and levies, imposts, deductions, duties, charges and withholdings whatsoever together with interest thereon and penalties in respect thereto, if any, and charges, fees or other amounts made on or in respect thereof (and “Taxation” shall be construed accordingly); and

“Unlawfulness” means any event or circumstance which either is or, as the case may be, might in the reasonable opinion of the Lender become the subject of a notification by the Lender to the Borrower under clause 12.1.

1.3	Construction

In this Agreement, unless the context otherwise requires:

1.3.1	clause headings and the index are inserted for convenience of reference only and shall be ignored in the construction of this Agreement;

1.3.2	references to clauses and schedules are to be construed as references to clauses of, and schedules to, this Agreement and references to this Agreement include its schedules;

1.3.3

references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as duly amended and/or supplemented and/or novated;

1.3.4

references to a “regulation” include any present or future regulation, rule, directive, requirement, request or guideline (whether or not having the force of law) of any government entity, central bank or any self-regulatory or other supra-national authority (including, without limitation, any regulation implementing or complying with (1) the Basel Framework set forth by the Basel Committee on Banking Supervision as in effect on the Effective Date (the “Basel Framework”) and (2) any other law or regulation which, at any time and from time to time, implements and/or amends and/or supplements and/or re-enacts and/or supersedes, whether in whole or in part, the Basel Framework or any predecessor or successor thereto published from time to time by the Basel Committee on Banking Supervision (including European Union Directive 2013/36/EU and European Union Regulation 575/2013), and whether such implementation, application or compliance is by a government entity, a lender or any company affiliated to it);

1.3.5	references to any person in or party to this Agreement shall include reference to such person’s lawful successors and assigns and references to the Lender shall also include a transferee;

1.3.6	words importing the plural shall include the singular and vice versa;

1.3.7	references to a time of day are, unless otherwise stated, to London time;

1.3.8	references to a person shall be construed as references to an individual, firm, company, corporation or unincorporated body of persons or any government entity;

1.3.9

references to a “guarantee” include references to an indemnity or any other kind of assurance whatsoever (including, without limitation, any kind of negotiable instrument, bill or note) against financial loss or other liability including, without limitation, an obligation to purchase assets or services as a consequence of a default by any other person to pay any Indebtedness and “guaranteed” shall be construed accordingly;

1.3.10

references to any statute or other legislative provision are to be construed as references to any such statute or other legislative provision as the same may be re-enacted or modified or substituted by any subsequent statute or legislative provision (whether before or after the date hereof) and shall include any regulations, orders, instruments or other subordinate legislation issued or made under such statute or legislative provision;

1.3.11

a certificate by the Lender as to any amount due or calculation made or any matter whatsoever determined in connection with this Agreement shall be conclusive and binding on the Borrower except for manifest error;

1.3.12

if any document, term or other matter or thing is required to be approved, agreed or consented to by the Lender such approval, agreement or consent must be obtained in writing unless the contrary is stated; and

1.3.13	the words “other” and “otherwise” shall not be construed eiusdem generis with any foregoing words where a wider construction is possible.

1.4	Contracts (Rights of Third Parties Act) 1999

No part of this Agreement shall be enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

2	THE LENDER’S COMMITMENT, LOAN AND USE OF PROCEEDS

2.1	The Commitment

In reliance upon each of the representations and warranties in clause 7, the Lender agrees to make available by way of loan to the Borrower on the terms of this Agreement the principal amount described in clause 2.2.

2.2	Amount

The principal amount of USD135,000,000 to be made available in:

(a) Advance A in the amount of USD64,058,823 (which amount has been drawn prior to the Effective Date and the Borrower acknowledges receipt thereof); and

(b) one or more Advances on or after the Effective Date in an aggregate amount of up to USD70,941,177.

2.3	Advance

On the terms and subject to the conditions of this Agreement, the Loan shall be advanced in one or more Advances, each on a Drawdown Date following receipt by the Lender from the Borrower of a Drawdown Notice not later than 10 a.m. London time on the Banking Day before such proposed Drawdown Date. A Drawdown Notice shall be effective on actual receipt by the Lender and, once given, shall be irrevocable.

2.4	Availability

Upon receipt of a Drawdown Notice complying with the terms of this Agreement, the Lender shall, subject to the provisions of clause 9, make an Advance available to the Borrower on the relevant Drawdown Date in payment to such account as the Borrower shall specify in the relevant Drawdown Notice, provided that such Drawdown Date must be on or before the Second Secured Indenture Repayment Date (or such later date as the Borrower and the Lender may agree).

2.5	Use of Proceeds

The Advances shall be applied to repay certain indebtedness and for general corporate purposes, and the Lender shall have no responsibility for the Borrower’s use of the proceeds of the Loan and is not bound to monitor or verify the application of any amount borrowed pursuant to the terms of this Agreement.

3	INTEREST

3.1	Interest rate

3.1.1

The Loan shall bear interest (a) up to the Effective Date in respect of Advance A, 10.5% per annum and (b) from the Effective Date onwards in respect of Advance A and from the Drawdown Date in respect of any Advance (i) up to but not including the Second Secured Indenture Repayment Date, 15% per annum and thereafter (ii) 13.5% per annum, which shall, following the Effective Date, be payable (subject to Clause 3.1.3) in quarterly instalments in arrears commencing with an instalment for the whole Loan becoming due three months after the Drawdown Date in respect of the first Advance to be drawn down after the Effective Date and quarterly thereafter (each such date, an “Interest Payment Date”).

3.1.2	Interest shall be calculated on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed during the period.

3.1.3

If the Borrower does not pay the amount of then due and owing interest in immediately available funds in accordance with Clause 3.1.1 on the Interest Payment Date on which it is due, (it being agreed that no interest in respect of any period from the Effective Date to the 18 month anniversary of the Effective Date may be paid in cash or other funds) then such unpaid interest shall be automatically deemed to be paid by means of an increase as of the Interest Payment Date to the outstanding principal amount of the Convertible Debenture in an amount equal to such unpaid interest plus an amount equal to 3% per annum of the relevant part of the Loan and/or any part thereof for which such unpaid interest was due. The Borrower may pay all or a portion of any due interest in immediately available funds but not with respect to any portion thereof accruing during the period from the Effective Date to the 18 month anniversary of the Effective Date.

3.2	Default interest

If the Lender fails to receive any sum whatsoever on its due date for payment under any of the Loan Documents (other than any sum expressly deemed paid hereunder by means of an increase to the outstanding principal amount of the Convertible Debenture), the Borrower must pay interest on such sum on demand from the due date up to the date of actual payment (as well after as before judgment) at a rate of two (2.0) per cent per annum over the interest rate referred to in clause 3.1. Such interest shall be due and payable on demand, shall accrue daily and shall be compounded annually.

4	REPAYMENT AND PREPAYMENT

4.1	Repayment

Subject as otherwise provided in this Agreement, the Borrower must repay the Loan in quarterly instalments of USD5,000,000, falling due on Interest Payment Dates, with the first instalment falling due on the first Interest Payment Date in the third quarter of 2023 and subsequent instalments falling due on subsequent Interest Payment Dates thereafter and on the Final Repayment Date the Borrower must repay the whole of the Loan then outstanding.

4.2	Voluntary prepayment

The Borrower may prepay the Loan in whole or in part (being USD1,000,000 or any larger sum which is a whole multiple of USD1,000,000) at any time.

4.3	Mandatory Prepayment

The Borrower shall prepay the Loan:

4.3.1	in full upon the occurrence of a “Change of Control” as described in Clause 10.1.21;

4.3.2	in full upon any Indebtedness being incurred by the Borrower contrary to the provisions of clause 7.1.16 and the terms of this Agreement on the date such Indebtedness is incurred;

4.3.3

on the date falling 30 days after the sale or receipt of insurance proceeds from the total loss of any vessel owned by any Group Member in an amount equal to the net proceeds of such sale or total loss as follows: after payment of any amounts then due and payable to any mortgagee or assignee of insurance of such vessel, any remaining balance amount to be paid forthwith to the Lender in partial prepayment of the Loan, unless the Borrower has before that date provided to the Lender acceptable (to the Lender in its absolute discretion) security over an asset having a value the same as or greater than the sold or lost vessel; and

4.3.4

on the date falling 30 days after the sale of any Collateral (to the extent not covered by Clause 4.3.3) in an amount equal to the net proceeds of such sale, unless the Borrower has before that date provided to the Lender acceptable (to the Lender in its absolute discretion) security over an asset having a value the same as or greater than the sold asset.

4.4	Amounts payable on prepayment

Any prepayment of all or part of the Loan under this Agreement shall be made together with:

4.4.1

accrued interest on the amount to be prepaid to the date of such prepayment, which shall be deemed to be paid at the applicable rate(s) set forth in Clause 3.1.3 by means of an increase as of such date to prepayment to the outstanding principal amount of the Convertible Debenture; except that Borrower may elect to pay any interest accrued with respect to any period from the 18 month anniversary of the Effective Time that was not previously deemed to have been paid by means of an increase to the outstanding principal amount of the Convertible Debenture in immediately available funds at the applicable rate(s) set forth in Clause 3.1.1;

4.4.2	any additional amount payable under clause 6.5;

4.4.3	in respect of any payment made under Clause 4.2, 4.3 or 10.2, a prepayment fee due to, and earned by, the Lender in an amount of:

(a)	in respect of any prepayment made after the Effective Date but before the 18 month anniversary of the Effective Date, the Applicable Premium; and

(b)	in respect of any prepayment made on or after the 18 month anniversary of the Effective Date but before the second anniversary of the Effective Date, 10% of the amount so prepaid; and

(c)	in respect of any prepayment made on or after the second anniversary of the Effective Date but before the third anniversary of the Effective Date, 5% of the amount so prepaid which amount shall be deemed to be paid by means of an increase to the principal amount outstanding under the Convertible Debenture.

4.4.4	if of the whole Loan, all other sums payable by the Borrower to the Lender under this Agreement or any of the other Loan Documents.

4.5	Notice of prepayment; reduction of repayment instalments

4.5.1

No prepayment may be effected under clause 4.2 unless the Borrower shall have given the Lender at least three (3) Banking Days’ prior written notice of its intention to make such prepayment. Every notice of prepayment shall be effective only on actual receipt by the Lender, shall be irrevocable, shall specify the amount to be prepaid and shall oblige the Borrower to make such prepayment on the date specified.

4.5.2	The Borrower may not prepay any part of the Loan except as expressly provided in this Agreement.

4.5.3	No amount prepaid may be reborrowed.

4.6	Application of prepayments

4.6.1	the Borrower may elect to apply any voluntary prepayments made pursuant to clause 4.2 towards reduction of any remaining instalment payments in respect of the Loan; and

4.6.2	any mandatory prepayments under Clause 4.3 (other than a mandatory prepayment in full) shall be applied against the remaining instalment payments in respect of the Loan on a pro rata basis.

5	FEES AND EXPENSES

5.1	Fees

The Borrower shall on the Effective Date pay to the Lender fees in accordance with the Fee Letter.

5.2	Expenses

The Borrower agrees to reimburse the Lender on a full indemnity basis on demand for all reasonable and documented expenses and/or disbursements whatsoever:

5.2.1

in connection howsoever with the negotiation, preparation, execution and, where relevant, registration of any contemplated or actual amendment, indulgence or the granting of any waiver or consent howsoever in connection with any of the Loan Documents; and

5.2.2

in contemplation or furtherance of, or otherwise howsoever in connection with, the exercise or enforcement of, or preservation of any rights, powers, remedies or discretion under any of the Loan Documents or any amendment thereto or consideration of the Lender’s rights thereunder or any action proposed or taken with interest at the rate referred to in clause 3.2 from the date falling 3 Banking Days after the date on which such expenses and/or disbursements were demanded by the Lender to the date of payment (as well after as before judgment).

5.3	Value Added Tax

All expenses payable under to this clause 5 must be paid with value added tax or any similar tax (if any) properly chargeable thereon. Any value added tax chargeable in respect of any services supplied by the Lender under this Agreement must, on delivery of the value added tax invoice, be paid in addition to any sum agreed to be paid hereunder.

5.4	Stamp and other duties

The Borrower must pay all stamp, documentary, registration or other like duties or taxes (including any duties or taxes payable by the Lender) imposed on or in connection with any Loan Documents or the Loan and agree to indemnify the Lender against any liability arising by reason of any delay or omission by the Borrower to pay such duties or taxes other than to the extent such duties or taxes arise as a result of the Lender transferring its Loan or Commitments under this Agreement.

6	PAYMENTS AND TAXES; ACCOUNTS AND CALCULATIONS

6.1	No set-off or counterclaim

All payments to be made by the Borrower under any of the Loan Documents must be made in full, without any set-off or counterclaim whatsoever and, subject to clause 6.5, free and clear of any deductions or withholdings, in USD not later than 11 a.m. London time on the due date to such account of the Lender as the Lender may from time to time notify to the Borrower.

6.2	Non-Banking Days

When any payment under any of the Loan Documents would otherwise be due on a day which is not a Banking Day, the due date for payment shall be extended to the next following Banking Day.

6.3	Calculations

All interest and other payments of an annual nature under any of the Loan Documents shall accrue from day to day and be calculated on the basis of actual days elapsed and a 365 or 366 day year, as applicable.

6.4	Currency of account

If any sum due from the Borrower under any of the Loan Documents, or under any order or judgment given or made in relation thereto or for any other reason whatsoever, must be converted from the currency (“the first currency”) in which the same is payable thereunder into another currency (“the second currency”) for the purpose of (i) making or filing a claim or proof against the Borrower, (ii) obtaining an order or judgment in any court or other tribunal or (iii) enforcing any order or judgment given or made in relation thereto, the Borrower undertakes to indemnify and hold harmless the Lender from and against any loss suffered as a result of any discrepancy between (a) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (b) the rate or rates of exchange at which the Lender may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. Any amount due from the Borrower under this clause 6.4 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of any of the Loan Documents and the term “rate of exchange” includes any premium and costs of exchange payable in connection with the purchase of the first currency with the second currency.

6.5	Grossing-up for Taxes

If at any time the Borrower must make any deduction or withholding in respect of Taxes from any payment due under any of the Loan Documents, the sum due from the Borrower in respect of such payment must then be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Lender receives on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding), a net sum equal to the sum which it would have received had no such deduction or withholding been made and the Borrower agrees to indemnify the Lender on demand against any losses or costs certified by the Lender to have been incurred by it by reason of any failure of the Borrower to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment. The Borrower must promptly deliver to the Lender any receipts, certificates or other proof evidencing the amounts (if any) paid or payable in respect of any deduction or withholding as aforesaid. . The Lender shall use commercially reasonable efforts (including the delivery of properly completed and executed Tax forms or documentation prescribed by applicable law) to reduce or eliminate any deduction or withholding for Taxes from any payment due under any of the Loan Documents and to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to this clause 6.5.

6.6	Loan account

The Lender agrees to maintain a control account showing the Loan and other sums owing by the Borrower under the Loan Documents and all payments in respect thereof being made from time to time. The control account shall, in the absence of manifest error, absent prompt objection by the Borrower, be conclusive as to the amount from time to time owing by the Borrower under the Loan Documents.

6.7	Partial payments

If, on any date on which a payment is due to be made by the Borrower under any of the Loan Documents, the amount received by the Lender from the Borrower falls short of the total amount of the payment due to be made by the Borrower on such date then, without prejudice to any rights or remedies available to the Lender under any of the Loan Documents, the Lender must apply the amount actually received from the Borrower in or towards discharge of the obligations of the Borrower under the Loan Documents in the following order, notwithstanding any appropriation made, or purported to be made, by the Borrower:

6.7.1	first, in or towards payment, on a pro-rata basis, of any unpaid costs and expenses of the Lender under any of the Loan Documents;

6.7.2	secondly, in or towards payment of any expenses payable to the Lender under, or in relation to, the Loan Documents which remain unpaid;

6.7.3

thirdly, in or towards payment to the Lender of any accrued interest owing in respect of the Loan (other than accrued interest expressly deemed paid hereunder by means of an increase to the outstanding principal amount of the Convertible Debenture) which shall have become due under any of the Loan Documents but remains unpaid;

6.7.4	fourthly, in or towards payment to the Lender of any principal in respect of the Loan which shall have become due but remains unpaid ;

6.7.5

fifthly, in or towards payment to the Lender of any other sum which shall have become due under any of the Loan Documents but remains unpaid (and, if more than one such sum so remains unpaid, on a pro rata basis), other than any sum expressly deemed paid hereunder by means of an increase to the outstanding principal amount of the Convertible Debenture.

The order of application set out in clauses 6.7.1 to 6.7.5 may be varied by the Lender without any reference to, or consent or approval from, the Borrower.

6.8	FATCA

6.8.1	Subject to Clause 6.8.3 below, each party shall, within ten (10) Banking Days of a reasonable request by another party:

(a)	confirm to that other party whether it is:

(i)	a FATCA Exempt Party; or

(ii)	not a FATCA Exempt Party; and

(b)

supply to that other party such forms, documentation and other information relating to its status under FATCA (including its applicable pass-through percentage or other information required under the Treasury Regulations or other official guidance including intergovernmental agreements) as that other party reasonably requests for the purposes of that other party’s compliance with FATCA.

6.8.2

If a party confirms to another party pursuant to Clause 6.8.1(a) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that party shall notify that other party reasonably promptly.

6.8.3	Clause 6.8.1(a) above shall not oblige the Lender to do anything which would or might in its reasonable opinion constitute a breach of:

(a)	any law or regulation;

(b)	any policy of the Lender;

(c)	any fiduciary duty; or

(d)	any duty of confidentiality.

6.8.4

If the Borrower is required to make a FATCA Deduction, the Borrower shall make that FATCA Deduction and any payment required in connection with that FATCA Deduction within the time allowed and in the minimum amount required by FATCA;

6.8.5	The Borrower shall promptly upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of a FATCA Deduction) notify the Lender accordingly; and

6.8.6

Within thirty days of making either a FATCA Deduction or any payment required in connection with that FATCA Deduction, the Borrower shall deliver to the Lender evidence satisfactory to the Lender that the FATCA Deduction has been made or (as applicable) any appropriate payment paid to the relevant governmental or taxation authority.

7	REPRESENTATIONS AND WARRANTIES

7.1	Continuing representations and warranties

The Borrower represents and warrants to the Lender that:

7.1.1	Due incorporation

each of the Security Parties is duly incorporated and validly existing in good standing, under the laws of the Republic of the Marshall Islands as a corporation or limited liability company and has power to carry on its respective business as it is now being conducted and to own its property and other assets to which it has unencumbered legal and beneficial title except as disclosed to the Lender in writing;

7.1.2	Corporate power

each of the Security Parties has power to execute, deliver and perform its obligations and, as the case may be, to exercise its rights under the Loan Documents to which it is a party; all necessary corporate, shareholder and other action has been taken to authorise the execution, delivery and on the execution of the Loan Documents performance of the same and no limitation on the powers of the Borrower to borrow or any other Security Party to howsoever incur liability and/or to provide or grant security will be exceeded as a result of borrowing any part of the Loan;

7.1.3	Binding obligations

subject to the Legal Reservations and the Perfection Requirements, the Loan Documents, when executed, will constitute valid and legally binding obligations of the relevant Security Parties enforceable in accordance with their respective terms and admissible in evidence and the Security Documents will create first priority Encumbrances;

7.1.4	No conflict with other obligations

the execution and delivery of, the performance of its obligations under, and compliance with the provisions of, the Loan Documents by the relevant Security Parties will not (i) contravene in any material respect any existing applicable law, statute, rule or regulation or any judgment, decree or permit of any Pertinent Jurisdiction to which any Security Party or other member of the Group is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which any Security Party or any other member of the Group is a party or is subject or by which it or any of its property is bound which is likely to have a Material Adverse Effect, (iii) contravene or conflict with any provision of the constitutional documents of any Security Party or (iv) result in the creation or imposition of, or oblige any Security Party to create, any Encumbrance (other than a Permitted Encumbrance) on any of the undertakings, assets, rights or revenues of any Security Party secured under the Security Documents;

7.1.5	No default

no Default has occurred which is continuing;

7.1.6	No litigation or judgments

no Proceedings are current, pending or, to the knowledge of the officers of the Borrower, threatened against any Security Party or any other Group Members or their assets which could have a Material Adverse Effect and there exist no judgments, orders, injunctions which would materially affect the obligations of any Security Party under the Loan Documents other than have been publicly disclosed by the Borrower prior to the Effective Date;

7.1.7	No filings required

it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of any of the Loan Documents that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Pertinent Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Pertinent Jurisdiction on or in relation to the Loan Documents and each of the Loan Documents is in proper form for its enforcement in the courts of each Pertinent Jurisdiction;

7.1.8	Required Authorisations and legal compliance

all Required Authorisations have been obtained or effected and are in full force and effect and no Security Party has in any way contravened any applicable law, statute, rule or regulation (including all such as relate to money laundering);

7.1.9	Choice of law

the choice of English law to govern the Loan Documents and the submissions by the Security Parties to the jurisdiction of the English courts and the obligations of the Security Parties associated therewith, are valid and binding;

7.1.10	No immunity

no Security Party nor any of their assets is entitled to immunity on the grounds of sovereignty or otherwise from any Proceedings whatsoever;

7.1.11	Financial statements correct and complete

the Latest Accounts of the Borrower in respect of the relevant financial year as delivered to the Lender present fairly and accurately the financial position of the Borrower for the financial year, ended on such date and, as at such date, the Borrower had no material liabilities (contingent or otherwise) or any unrealised or anticipated losses which are not disclosed by, or reserved against or provided for in, such financial statements or notes thereto;

7.1.12	Pari passu

the obligations of the Security Parties under this Agreement are direct, general and unconditional obligations of the Security Parties and rank at least pari passu with all present and future unsubordinated Indebtedness of each Security Party except for obligations which are mandatorily preferred by operation of law and not by contract;

7.1.13	Information/ Material Adverse Effect

all written factual information, whatsoever provided by any Security Party to the Lender in connection with the negotiation and preparation of the Amending and Restating Agreement, or otherwise provided hereafter in relation to, or pursuant to this Agreement is true and accurate in all material respects and not misleading and the Borrower’s public filings do or will not omit material facts and all reasonable enquiries have been made to verify the facts and statements contained therein as of such date and there has not occurred a Material Adverse Effect on any Security Party since such information was provided to the Lender;

7.1.14	Freedom from Encumbrances

save as otherwise disclosed in writing by the Borrower to the Lender on or prior to the date of this Agreement, no properties or rights which are, or are to be, the subject of any of the Security Documents nor any part thereof will be subject to any Encumbrance except Permitted Encumbrances;

7.1.15	Copies true and complete

the copies of the constitutional documents of the Security Parties delivered or to be delivered to the Lender pursuant to clause 9.1 are, or will when delivered be, true and complete copies; and there have been no amendments or variations thereof;

7.1.16	Indebtedness

no Security Party has incurred any Indebtedness other than as permitted under clause 8.2.3 or as otherwise disclosed to the Lender in writing or as disclosed in the Group’s public filings or up to, but not following the Second secured Indenture Repayment Date, as permitted under the Second Secured Indenture;

7.1.17	Use of proceeds

the Borrower shall apply the Loan only for the purposes specified in clauses 1.1. and 2.5;

7.1.18	Filings

subject to any permissible extensions, the Borrower has filed all material tax and other fiscal returns required to be filed with any tax authority to which it is subject;

7.1.19	Office

the Borrower does not have an office in England;

7.1.20	Prohibited Persons, unlawful activity

(a)	none of the Group Members are a Prohibited Person; and

(b)

to the best of its knowledge, no title in any property or other assets subject to an Encumbrance created by a Loan Document has been obtained in breach of any existing applicable law, statute, rule or regulation;

7.1.21	Insolvency

none of the Security Parties is unable or has admitted inability to pay its debts as they fall due, has suspended making payments on any of its debts or has announced an intention to do so, is or has become insolvent; or, save as disclosed to the Lender prior to the Effective Date, or has suffered the declaration of a moratorium in respect of any of its Indebtedness;

7.1.22	Sanctions

no Security Party nor any director, officer, agent, employee of any Security Party or any person acting on behalf of any Security Party, is a Prohibited Person nor acts directly or indirectly on behalf of a Prohibited Person; and

7.2	Repetition of representations and warranties

On the Effective Date and on each Interest Payment Date, the Borrower shall be deemed to repeat the representations and warranties in clause 7.1 updated mutatis mutandis as if made with reference to the facts and circumstances existing on such day.

8	UNDERTAKINGS

8.1	General

The Borrower undertakes with the Lender that, from the Effective Date until the end of the Facility Period, it will:

8.1.1	Notice of Default and Proceedings

promptly inform (and any public filing of the Borrower containing the relevant information about the matters hereafter described shall constitute compliance with this covenant to inform) the Lender of (a) when required under the Second Secured Indenture, any Default (including the occurrence of any Event of Default under (and as defined in) the Second Secured Indenture, in which case the Borrower shall also provide to the Lender copies of all demands or notices made in connection therewith) and of any other circumstances or occurrence which might materially and adversely affect the ability of the Borrower to perform its obligations under any of the Loan Documents and (b) as soon as the same is instituted or formally threatened in writing, details of any Proceedings involving the Borrower which could have a Material Adverse Effect on the Borrower and will from time to time, if so reasonably requested by the Lender, confirm to the Lender in writing that, save as otherwise stated in such confirmation, no Default has occurred and is continuing and no such Proceedings are on foot or have been formally threatened in writing;

8.1.2	Authorisation

obtain or cause to be obtained, maintain in full force and effect and comply fully with all Required Authorisations, provide the Lender, upon request, with Certified Copies of the same and do, or cause to be done, all other acts and things which may from time to time be necessary under any applicable law for the continued due performance of all the obligations of the Security Parties under each of the Loan Documents;

8.1.3	Corporate Existence/Ownership

ensure that each Security Party maintains its corporate existence as a body corporate duly organised and validly existing and in good standing under the laws of the Pertinent Jurisdiction and ensure that the Borrower is owned and controlled, directly or through other companies, by the persons disclosed to the Lender prior to the date hereof;

8.1.4	Use of proceeds

use the Loan exclusively for the purposes specified in clauses 1.1 and 2.5; and

8.1.5	Pari passu

ensure that its obligations under this Agreement shall at all times rank at least pari passu with all its present and future unsecured and unsubordinated Indebtedness with the exception of any obligations which are mandatorily preferred by law and not by contract;

8.1.6	Financial statements

provide the Lender (or procure that is provided):

(a)

as soon as possible, but in no event later than 180 days after the end of each of its financial years, annual audited (prepared in accordance with US GAAP by a firm of accountants acceptable to the Lender) consolidated balance sheet and profit and loss accounts of the Borrower (commencing with the financial year ending 31 December 2021) and public filing in respect of the Borrower shall constitute delivery;

(b)

as soon as possible, but in no event later than 90 days after the end of each of its 6-month period ending on 30 June of each financial year, commencing with the 6-month period ending on 30 June 2022, the Borrower’s unaudited consolidated balance sheet and profit and loss accounts for that 6 month period certified as to their correctness by its chief financial officer;

(c)	prior to the start of each of its financial years, an annual forecast in respect of the Borrower;

(d)	details of any litigation, arbitration, administrative proceedings, Default and any other events or circumstances which are likely to have a Material Adverse Effect on the Borrower;

8.1.7	Compliance Certificates

deliver to the Lender on the dates on which the financial statements must be delivered to the Lender under clause 8.1.6(b), a Compliance Certificate and such other supporting information as the Lender may reasonably require;

8.1.8	Provision of further information

provide the Lender with such financial or other information concerning the Borrower, all vessels (including those under construction) owned, acquired, sold or managed by any Group Member, or any of its Subsidiaries, including, commitments, financial standing, operations and in relation to Borrowed Moneys, repayment of Borrowed Money, as the Lender may from time to time reasonably require;

8.1.9	Compliance with laws and payment of taxes

comply in all material respects with all relevant applicable laws, statutes, directives, decrees, rulings and analogous rules (including, but not limited to, those relating to Sanctions) and regulations (other than in the case of Sanctions) where failure to do so would be reasonably likely to have a Material Adverse Effect and pay all taxes for which it is liable as they fall due unless disputed in good faith;

8.1.10	Second Secured Indenture

prior to the Second Secured Indenture Repayment Date, comply with all of its obligations under the Second Secured Indenture;

8.1.11	Sanctions

will not and will use reasonable endeavours to ensure that no Group Member does, conduct or undertake any business:

(a)	in breach of any Sanctions of:

(i)	the United Nations Security Council;

(ii)	the European Union;

(iii)	the United Kingdom;

(iv)	the United States of America; or

(v)	the Marshall Islands

as they apply to their members or nationals; or

(b)

in any trade, carriage of goods or business which is forbidden by the laws of the United Kingdom or the United States of America as they apply to their members or nationals, or any law applicable to the Borrower; or

(c)	in carrying illicit or prohibited goods; or

(d)	in a way which may make it liable to be condemned by a prize court or destroyed, seized or confiscated; or

(e)	to the knowledge of the Borrower, by or for the benefit of a Prohibited Person;

8.1.12	Delivery of reports

deliver to the Lender upon request a copy of each report, circular, notice or like document issued by the Borrower to its shareholders or creditors generally;

8.2	Negative undertakings

The Borrower undertakes with the Lender that, from the Effective Date until the end of the Facility Period, it will not, without the prior written consent of the Lender:

8.2.1	Negative pledge

permit any Encumbrance (other than (i) a Permitted Encumbrance or (ii) as otherwise disclosed (x) in writing by the Borrower to the Lender or (y) in public filings, in each case of sub-clauses (x) and (y), on or prior to the date of this Agreement) to subsist, arise or be created or extended over any shares owned by the Borrower to secure or prefer any present or future Indebtedness or other liability or obligation of any Group Member or any other person;

8.2.2	No merger or transfer

merge or consolidate with or into or directly or indirectly sell all or substantially all of its properties and assets to any other person (a “successor person”) unless: (i) the Borrower is the surviving person; and (ii) immediately after giving effect to the transaction, no Event of Default (or any event which is, or after notice or passage of time or both would be, an Event of Default), shall have occurred and be continuing;

8.2.3	Financial Indebtedness

incur, and will not permit any Security Party to incur, any Financial Indebtedness without the Lender’s consent other than (i) Financial Indebtedness under the New Facility Agreements; and (ii) Financial Indebtedness incurred in the ordinary course of business with respect to performance bonds, surety, statutory, customs and appeal bonds, bid bonds, completion guarantees and similar obligations, including with respect to letters of credit supporting such obligations; provided that no Financial Indebtedness of Navios Logistics and its direct or indirect subsidiaries shall be prohibited hereunder.

8.2.4	Prohibited Persons

have, and shall use reasonable endeavours to procure that no Group Member will have, any course of dealings, directly or indirectly, with any Prohibited Person.

8.2.5	Dividends

declare or pay dividends except for so long as no Event of Default has then occurred which is continuing, or would occur as a result of such declaration and/or payment;

8.2.6	Investments and payments

make investments and payments except for so long as no Event of Default has then occurred which is continuing, or would occur as a result of such investment/or payment.

8.3	Second Secured Indenture

On the date on which all sums due and payable under the Second Secured Indenture are paid and any encumbrance granted in connection therewith over any asset is released, there may be granted to the Lender as security for other loan facilities, Encumbrances (“New Security”) over assets that are the subject of the NMM Partnership Interests Pledge B, the GP LLC Interests Pledge, the Navios Logistics Share Pledge and any other documents designated by the Borrower and the Lender and if there is, the Borrower shall procure that on the Lender’s request, the relevant Security Parties enter into and execute such documentation as the Lender may reasonably require in order to give the New Security first priority ahead of such said Security Documents.

8.4	Second Secured Indenture

Save as otherwise expressly provided in clause 8.2, any other terms or transactions or events permitted by the Second Secured Indenture shall be deemed to be permitted under this Agreement for the period up to, but not following the Second Secured Indenture Repayment Date.

9	CONDITIONS

9.1	Advance: Documents and evidence

The Lender’s obligation to make available an Advance is subject to the following conditions precedent:

9.1.1

the representations and warranties contained in clause 7.1 being then true and correct (giving effect to any materiality qualifiers set forth therein) as if each was made with respect to the facts and circumstances existing at such time;

9.1.2	no Default shall have occurred and be continuing and no Default would result from the advance of that Advance; and

9.1.3	There has occurred nothing since the Effective Date which would have a Material Adverse Effect.

9.2	Waiver of conditions precedent

The conditions specified in this clause 9 are inserted solely for the benefit of the Lender and may be waived by the Lender in whole or in part and with or without conditions.

10	EVENTS OF DEFAULT

10.1	Events

Each of the following events shall constitute an Event of Default (whether such event shall occur voluntarily or involuntarily or by operation of law or regulation or in connection with any judgment, decree or order of any court or other authority or otherwise, howsoever):

10.1.1

Non-payment: the Borrower fails to pay any sum payable by it under any of the Loan Documents at the time, in the currency and in the manner stipulated in the Loan Documents (and so that, for this purpose, sums payable (i) under clause 4.1 shall be treated as having been paid at the stipulated time if (a) received by the Lender within five (5) days of the dates therein referred to and (b) such delay in receipt is caused by administrative or other delays or errors within the banking system and (ii) on demand shall be treated as having been paid at the stipulated time if paid within five (5) Banking Days of demand); or

10.1.2

Breach of other obligations: any Security Party commits any breach of or omits to observe any of its obligations or undertakings expressed to be assumed by it under any of the Loan Documents (other than those referred to in clause 10.1.1 above) unless such breach or omission, in the reasonable opinion of the Lender is capable of remedy, in which case the same shall constitute an Event of Default if it has not been remedied within thirty (30) Banking Days of the Lender giving written notice to the Borrower of, or the Borrower becoming aware of the occurrence thereof; or

10.1.3

Misrepresentation: any representation or warranty made or deemed to be made or repeated by or in respect of any Security Party in or pursuant to any of the Loan Documents or in any notice, certificate or statement referred to in or delivered under any of the Loan Documents is or proves to have been incorrect or misleading in any material respect unless the circumstances giving rise to the misrepresentation are in the reasonable opinion of the Lender capable of remedy and are remedied within thirty (30) Banking Days of the Lender giving written notice to the Borrower of, or the Borrower becoming aware of, the occurrence thereof; or

10.1.4

Cross-default: any Indebtedness of the Borrower (which is not intra group or subordinated debt) in excess of USD10,000,000 is not paid when due (subject to applicable grace periods) or any Indebtedness of the Borrower becomes (whether by declaration or automatically in accordance with the relevant agreement or instrument constituting the same) due and payable prior to the date when it would otherwise have become due (unless as a result of the exercise by the Borrower of a voluntary right of prepayment), or any creditor of the Borrower becomes entitled to declare any such Indebtedness due and payable or any facility or commitment available to the Borrower relating to Indebtedness is withdrawn, suspended or cancelled by reason of any default (however described) of the person concerned (unless the relevant creditor has granted to the Borrower a waiver in respect thereof) ; or

10.1.5

Execution: any uninsured judgment or order made against the Borrower in an amount in excess of USD30,000,000 is not stayed, appealed against or complied with within twenty (20) days or a creditor attaches or takes possession of, or a distress, execution, sequestration or other process is levied or enforced upon or sued out against, any of the undertakings, assets, rights or revenues of the Borrower and is not discharged within thirty (30) days; or

10.1.6

Insolvency: the Borrower is unable or admits inability to pay its debts as they fall due; suspends making payments on all or substantially all of its debts or announces an intention to do so; becomes insolvent; or suffers the declaration of a moratorium in respect of all or substantially all of its Indebtedness; or

10.1.7

Dissolution: any corporate action, Proceedings or other steps are taken to dissolve or wind-up the Borrower or an order is made or resolution passed for the dissolution or winding up of the Borrower; or

10.1.8

Administration: any petition is presented, notice given or other steps are taken anywhere to appoint an administrator of any Security Party or an administration order is made in relation to any Security Party; or

10.1.9

Appointment of receivers and managers: any administrative or other receiver is appointed anywhere of any Security Party or any part of its assets and/or undertaking or any other steps are taken to enforce any Encumbrance over all or any part of the assets of any Security Party; or

10.1.10

Compositions: any corporate action, legal proceedings or other procedures are taken, by the Borrower or by any of its creditors with a view to the general readjustment or rescheduling of all or substantially all of its Indebtedness, or to proposing any kind of composition, compromise or arrangement involving such company and all or substantially all of its creditors; or

10.1.11

Analogous proceedings: there occurs, in relation to a Security Party, in any country or territory in which it carries on business or to the jurisdiction of whose courts any part of its assets is subject, any event which, in the reasonable opinion of the Lender, appears in that country or territory to correspond with, or have an effect equivalent or similar to, any of those mentioned in clauses 10.1.6 to 10.1.10 (inclusive) in respect of the Borrower or the Borrower otherwise becomes subject, in any such country or territory, to the operation of any law relating to insolvency, bankruptcy or liquidation; or

10.1.12	Cessation of business: any Security Party suspends or ceases to carry on its business; or

10.1.13

Seizure: all or a material part of the undertaking, assets, rights or revenues of, or shares or other ownership interests in, the Borrower are seized, nationalised, expropriated or compulsorily acquired by or under the authority of any government entity; or

10.1.14

Invalidity: any of the Loan Documents shall, other than as a result of any act or omission of the Lender, at any time and for any reason become invalid or unenforceable or otherwise cease to remain in full force and effect, or if the validity or enforceability of any of the Loan Documents shall at any time and for any reason be contested by any Security Party which is a party thereto, or if any Security Party shall deny that it has any, or any further, liability thereunder; or

10.1.15

Unlawfulness: any Unlawfulness occurs or it becomes impossible or unlawful at any time for any Security Party, to fulfil any of the covenants and obligations expressed to be assumed by it in any of the Loan Documents or for the Lender to exercise the rights or any of them vested in it under any of the Loan Documents or otherwise; or

10.1.16	Repudiation: any Security Party repudiates any of the Security Documents or does or causes or permits to be done any act or thing evidencing an intention to repudiate any of the Security Documents; or

10.1.17

Encumbrances enforceable: any Encumbrance (other than Permitted Encumbrances) in respect of any of the property (or part thereof) which is the subject of any of the Security Documents becomes enforceable; or

10.1.18

Material events: any other event occurs or circumstance arises which, in the reasonable opinion of the Lender, is likely to have a Material Adverse Effect or, if such event or circumstance is capable of remedy it is not remedied within 15 Banking Days of the earlier of (i) the Lender notifying the Borrower of such event or (ii) the Borrower becoming aware of the same; or

10.1.19	Litigation: any Proceedings are current, pending or threatened against any of the Security Parties which could have a Material Adverse Effect; or

10.1.20

Required Authorisations: any Required Authorisation is revoked or withheld or modified or is otherwise not granted or fails to remain in full force and effect or if any exchange control or other law or regulation shall exist which would make any transaction under the Loan Documents or the continuation thereof, unlawful or would prevent the performance by any Security Party of any term of any of the Loan Documents;

10.1.21

Change of Control: without the prior written consent of the Lender, the Designated Shareholders fail to, either individually or together, be the ultimate beneficial owner(s) of, or have ultimate control of the voting rights attaching to, at least 10 per cent of all of the outstanding voting shares in the Borrower (other than as a result of a sale by the Designated Shareholders) (a “Change of Control”);

10.1.22

Money Laundering: any Security Party is in breach of or fails to observe any law, requirement, measure or procedure implemented to combat “money laundering” as defined in Article 1 of the Directive (91/308 EEC) of the Council of the European Communities.

10.2	Acceleration

The Lender may, without prejudice to any other rights of the Lender, at any time after the occurrence of an Event of Default so long as the same is continuing by notice to the Borrower:

10.2.1	declare that the obligation of the Lender to make the Commitment available shall be terminated, whereupon the Commitment shall immediately be cancelled; and/or

10.2.2

declare that the Loan and all interest accrued and all other sums payable whensoever under the Loan Documents have become due and payable, whereupon the same shall, immediately or in otherwise accordance with the terms of such notice, become due and payable; and/or

10.2.3	exercise any or all of its rights, remedies, powers or discretions under the Loan Documents.

10.3	Payments on Acceleration

in respect of any payment made under or pursuant to Clause 10.2, Clause 4.4.3 applies.

10.4	Demand basis

If, under clause 10.2.2, the Lender has declared the Loan to be due and payable on demand, at any time thereafter the Lender may by further notice to the Borrower demand repayment of the Loan on such date as may be specified whereupon the Loan shall become due and payable accordingly with all interest accrued and all other sums payable under this Agreement.

11	INDEMNITIES

11.1	General indemnity

The Borrower agrees to indemnify the Lender on demand, without prejudice to any of the Lender’s other rights under any of the Loan Documents, against any loss (including loss of interest), cost or expense which the Lender shall certify as sustained at any time by it in connection with this Agreement, including (without limitation) any such loss, cost or expense arising from any action, claim, suit or proceeding directly or indirectly related to this Agreement, the other Loan Documents or the Loan (excluding any default by the Lender determined by a court of competent jurisdiction to have resulted from (i) the gross negligence, bad faith or wilful misconduct of the Lender or (ii) a material breach of the Loan Documents by the Lender).

12	UNLAWFULNESS AND INCREASED COST MITIGATION

12.1	Unlawfulness

Regardless of any other provision of this Agreement, in the event that the Lender notifies the Borrower that by reason of:

(a)	the introduction of or any change in any applicable law or regulation or any change in the interpretation or application thereof; or

(b)	compliance by the Lender with any directive, request or requirement (whether or not having the force of law) of any central bank or government entity it becomes unlawful or it is prohibited by or contrary to such directive request or requirement for the Lender to maintain or give effect to any of its obligations in connection howsoever with this Agreement then (i) the Commitment shall be reduced to zero and (ii) the Borrower shall be obliged to prepay the Loan either immediately or on a future date (specified in the Lender’s notice) not being earlier than the latest date permitted by the relevant law, regulation, directive, request or requirement with interest and commitment commission accrued to the date of prepayment and all other sums payable whensoever by the Borrower under this Agreement.

12.2	Increased costs

If the Lender certifies to the Borrower that at any time the effect of any applicable law, regulation or regulatory requirements or the interpretation or application thereof or any change therein is to:

12.2.1

subject the Lender to Taxes or change the basis of Taxation of the Lender relating to any payment under any of the Loan Documents (other than Taxes or Taxation on the overall net income of the Lender imposed in the jurisdiction in which its principal or lending office under this Agreement is located); and/or

12.2.2	increase the cost to, or impose an additional cost on, the Lender in making or keeping the Commitment available or maintaining or funding all or part of the Loan; and/or

12.2.3	reduce the amount payable or the effective return to the Lender under any of the Loan Documents; and/or

12.2.4	require the Lender to make a payment or forgo a return on or calculated by reference to any amount received or receivable by the Lender under any of the Loan Documents; and/or then and in each such case (subject to clause 12.3) the Borrower must on demand either:

(a)

pay to the Lender the amount which the Lender certifies (in a certificate setting forth the basis of the computation of such amount but not including any matters which the Lender or its holding company regards as confidential) is required to compensate the Lender for such liability to Taxes, cost, reduction, payment, forgone return or loss; or

(b)	prepay the Loan, in respect of which prepayment the terms of clause 4.3 shall apply.

12.3	Exception

Nothing in clause 12.2 shall entitle the Lender to receive any amount relating to compensation for any such liability to Taxes, increased or additional cost, reduction, payment, foregone return or loss to the extent that the same is the subject of an additional payment under clause 5.3, 5.4 or 6.5.

13	SECURITY, SET-OFF AND MISCELLANEOUS

13.1	Application of moneys

All moneys received by the Lender under or pursuant to any of the Loan Documents and expressed to be applicable in accordance with the provisions of this clause 13.1 shall be applied by the Lender as follows:

13.1.1	first in or toward payment of all unpaid expenses, sums which have been demanded by way of indemnity and expenses which may be owing to the Lender under any of the Loan Documents;

13.1.2	secondly in or towards payment of any arrears of interest owing in respect of the Loan or any part thereof;

13.1.3	thirdly in or towards repayment of the Loan (whether the same is due and payable or not);

13.1.4	fourthly in or towards payment to the Lender of any other sums which the Lender certifies are owing to it under any of the Loan Documents; and

13.1.5	fifthly the surplus (if any) shall be paid to the Borrower.

13.2	Further assurance

The Borrower will, at its expense, execute, sign, perfect and do, and will procure the execution, signing, perfecting and doing by each of the other Security Parties of, any and every such further assurance, document, act or thing as in the reasonable opinion of the Lender may be necessary or desirable for perfecting the security contemplated or constituted by the Loan Documents.

13.3	Conflicts

In the event of any conflict between this Agreement and any of the other Loan Documents executed by the Borrower, the provisions of this Agreement shall prevail.

13.4	No implied waivers, remedies cumulative

No failure or delay on the part of the Lender to exercise any power, right or remedy under any of the Loan Documents shall operate as a waiver thereof, nor shall any single or partial exercise by the Lender of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in the Loan Documents are cumulative and are not exclusive of any remedies provided by law. No waiver by the Lender shall be effective unless it is in writing.

13.5	Severability

If any provision of this Agreement is prohibited, invalid, illegal or unenforceable in any jurisdiction, such prohibition, invalidity, illegality or unenforceability shall not affect or impair howsoever the remaining provisions thereof or affect the validity, legality or enforceability of such provision in any other jurisdiction.

13.6	Force Majeure

Regardless of any other provision of this Agreement the Lender shall not be liable for any failure to perform the whole or any part of this Agreement resulting directly or indirectly from (i) the action or inaction or purported action of any governmental or local authority, (ii) any strike, lockout, boycott or blockade (including any strike, lockout, boycott or blockade effected by or upon the Lender or any of its representatives or employees), (iii) any act of God, (iv) any act of war (whether declared or not) or terrorism, (v) any failure of any information technology or other operational systems or equipment affecting the Lender or (vi) any other circumstances whatsoever outside the Lender’s control; provided that, the foregoing shall not apply to any failure to fund the Advances on or prior to Second Secured Indenture Repayment Date.

13.7	Amendments

This Agreement may be amended or varied only by an instrument in writing executed by both parties hereto who irrevocably agree that the provisions of this clause 13.7 may not be waived or modified except by an instrument in writing to that effect signed by both of them.

13.8	Counterparts

This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same agreement which may be sufficiently evidenced by one counterpart.

13.9	English language

All documents required to be delivered under and/or supplied whensoever in connection howsoever with any of the Loan Documents and all notices, communications, information and other written material whatsoever given or provided in connection howsoever therewith must either be in the English language or accompanied by an English translation certified by a notary, lawyer or consulate acceptable to the Lender.

14	ASSIGNMENT, TRANSFER AND DISCLOSURE

14.1	Benefit and burden

This Agreement shall be binding upon, and ensure for the benefit of, the Lender and the Borrower and their respective successors.

14.2	No assignment by Borrower

The Borrower may not assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the Lender. Neither the Borrower nor any affiliate of the Borrower may become a Lender or a sub-participant.

14.3	Assignment by Lender

The Lender may not assign, sell or sub-participate all or any part of its rights under any Loan Document except (i) to a wholly-owned Subsidiary or controlled (or under common control) affiliate of the Lender, (ii) during the occurrence of an Event of Default, to any Subsidiary or affiliate of the Lender or (iii) with the prior written consent of the Borrower. The Lender, acting solely for this purpose as an agent of the Borrower, shall maintain a register for the recordation of the names and addresses of any such assignee or participant of the Lender, and the Commitments of, and principal amounts (and stated interest) of the Loans owing to, each such assignee or participant pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Lender, and any such assignee or participant of Lender shall treat each person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower, the Lender and any such assignee or participant of the Lender, at any reasonable time and from time to time upon reasonable prior notice. It is the intention that this Agreement be treated as a registered obligation and in “registered form” within the meaning of Sections 163(f), 871(h)(2) and 881(c)(2) of the Internal Revenue Code of 1986, as amended, and the United States Treasury Regulations thereunder.

14.4	Disclosure of information

The Lender may disclose to a prospective assignee, transferee or to any other person who may propose entering into contractual relations with the Lender in relation to this Agreement such information about or in connection with any of the Security Parties and the Loan Documents as the Lender considers appropriate, provided that the Lender shall consult with the Borrower prior to disclosing (i) any such information which is not public or contained in the Agreement and/or (ii) any documentation other that a copy of this Agreement or any other Security Document.

15	NOTICES

15.1	General

15.1.1

unless otherwise specifically provided herein, every notice under or in connection with this Agreement shall be given in English by letter delivered personally and/or sent by post and/or transmitted by email;

15.1.2	in this clause “notice” includes any demand, consent, authorisation, approval, instruction, certificate, request, waiver or other communication.

15.2	Addresses for communications, effective date of notices

15.2.1

Subject to clause 15.2.2 notices to the Borrower shall be deemed to have been given and shall take effect when received in full legible form by the Borrower at the address and/or the email address appearing below (or at such other address or email address as the Borrower may hereafter specify for such purpose to the Lender by notice in writing);

Address:     Strathvale House, 90 N Church Street,

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

email address:    lwebster@navios.com

notwithstanding the provisions of this clause 15.2.1, a notice of Default and/or a notice given pursuant to clause 10.2 shall be deemed to have been given and shall take effect when delivered, sent or transmitted by the Lender to the Borrower to the address or email address referred to in this clause 15.2.1;

15.2.2

notices to the Lender shall be deemed to be given, and shall take effect, when received in full legible form by the Lender at the address and/or the email address appearing below (or at any such other address or email address as the Lender may hereafter specify for such purpose to the Borrower by notice in writing);

Address: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH 96960, Marshall Islands

e-mail:     nsmfinance@navios.com

if under clause 15.2.1 or this clause 15.2.2 a notice would be deemed to have been given and effective on a day which is not a working day in the place of receipt or is outside the normal business hours in the place of receipt, the notice shall be deemed to have been given and to have taken effect at the opening of business on the next working day in such place.

16	GOVERNING LAW

16.1	Law

This Agreement and any non-contractual obligations arising out of or in connection with it is governed by and shall be construed in accordance with English law.

17	JURISDICTION

17.1	Exclusive jurisdiction

Subject to clause 17.4 below, the Borrower and the Lender hereby irrevocably agree that the courts of England shall have exclusive jurisdiction:

17.1.1

to settle any disputes or other matters whatsoever arising under or in connection with this Agreement (or any non-contractual obligation arising out of or in connection with this Agreement) and any disputes or other such matters arising in connection with the negotiation, validity or enforceability of this Agreement or any part thereof, whether the alleged liability shall arise under the laws of England or under the laws of some other country and regardless of whether a particular cause of action may successfully be brought in the English courts; and

17.1.2	to grant interim remedies or other provisional or protective relief.

17.2	Submission and service of process

Subject to clause 17.4 below, the Borrower and the Lender accordingly irrevocably and unconditionally submit to the jurisdiction of the English courts. Without prejudice to any other mode of service the Borrower:

17.2.1

irrevocably empowers and appoints Messrs Hill Dickinson Services (London) Ltd at present of The Broadgate Tower, 20 Primrose Street, London, EC2A 2EW, England as its agent to receive and accept on its behalf any process or other document relating to any proceedings before the English courts in connection with this Agreement;

17.2.2	agrees to maintain such an agent for service of process in England from the date hereof until the end of the Facility Period;

17.2.3	agrees that failure by a process agent to notify the Borrower of service of process will not invalidate the proceedings concerned;

17.2.4

without prejudice to the effectiveness of service of process on its agent under clause 17.2.1 above but as an alternative method, consents to the service of process relating to any such proceedings by mailing or delivering a copy of the process to its address for the time being applying under clause 15.2;

17.2.5

agrees that if the appointment of any person mentioned in clause 17.2.1 ceases to be effective, the Borrower shall immediately appoint a further person in England to accept service of process on its behalf in England and, failing such appointment with in seven (7) days the Lender shall thereupon be entitled and is hereby irrevocably authorised by the Borrower in those circumstances to appoint such person by notice to the Borrower.

17.3	Forum non conveniens and enforcement abroad

The Borrower and the Lender:

17.3.1

waive any right and agree not to apply to the English court or other court in any jurisdiction whatsoever to stay or strike out any proceedings commenced in England on the ground that England is an inappropriate forum and/or that proceedings have been or will be started in any other jurisdiction in connection with any dispute or related matter falling within clause 17.1; and

17.3.2

agree that a final non-appealable judgment or order of an English court in a dispute or other matter falling within clause 17.1 shall be conclusive and binding on the Borrower and the Lender and may be enforced against them in the courts of any other jurisdiction.

17.4	Right of Lender, but not Borrower, to bring proceedings in any other jurisdiction

17.4.1

nothing in this clause 17 limits the right of the Lender to bring proceedings in connection with the enforcement of its security, or the enforcement or recovery of any judgment debt or judicial award or order made (i) in each case, in the courts of England and (ii) under or in relation to this Agreement or any Security Document, including third party proceedings, against the Borrower, or to apply for interim remedies, in any other court and/or concurrently in more than one jurisdiction; and

17.4.2

the obtaining by the Lender of judgment in one jurisdiction shall not prevent the Lender from bringing or continuing proceedings in any other jurisdiction proceedings in connection with the enforcement of its security, or the enforcement or recovery of any judgment debt or judicial award or order made (i) in each case, in the courts of England and (ii) under or in relation to this Agreement or any Security Document, whether or not these shall be founded on the same cause of action.

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

Execution page

BORROWER

SIGNED by /s/ Georgios Achniotis, Chief Financial Officer	)
for and on behalf of	)
NAVIOS MARITIME HOLDINGS INC.	)

LENDER

SIGNED by /s/ Sofia Tavla, Attorney-in-fact	)
for and on behalf of	)
NAVIOS SHIPMANAGEMENT
HOLDINGS CORPORATION	)

Private and Confidential

Date 13 December 2021

NAVIOS MARITIME HOLDINGS INC. (1)

as Borrower

-and-

NAVIOS SHIPMANAGEMENT HOLDINGS CORPORATION (2)

as Lender

AMENDING AND RESTATING AGREEMENT RELATING TO A

LOAN AGREEMENT DATED 29 June 2021

in relation to a Loan Agreement

dated 29 June 2021

PIRAEUS

Index

Clause		Page No

1	INTERPRETATION	2

2	AMENDMENTS	3

3	CONDITIONS PRECEDENT AND CONDITIONS SUBSEQUENT	3

4	AMENDMENTS TO LOAN AGREEMENT AND OTHER SECURITY DOCUMENTS	5

5	FURTHER ASSURANCES	6

6	FEES AND EXPENSES	6

7	NOTICES	6

8	SUPPLEMENTAL	7

9	LAW AND JURISDICTION	7

THIS AGREEMENT (this “Agreement”) is made on 13 December 2021

BETWEEN

(1)

NAVIOS MARITIME HOLDINGS INC., a corporation incorporated in the Republic of the Marshall Islands and having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960, as borrower (hereinafter called, the “Borrower”); and

(2)

NAVIOS SHIPMANAGEMENT HOLDINGS CORPORATION a corporation incorporated in the Republic of the Marshall Islands and having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960, as lender (hereinafter called, the “Lender”).

BACKGROUND

(A)

By a loan agreement dated 29 June 2021 (the “Original Loan Agreement”) and made between (1) the Borrower as borrower and (2) the Lender as lender, the Lender made available to the Borrower a term loan facility of up to US$115,000,000 upon the terms and for the purposes therein specified.

(B)

(1) As security for the Borrower’s obligations under the Original Loan Agreement the following (amongst others) security documents have been executed in favour of the Lender (the “Released Security Documents”):

(a)	the Borrowers’ Account Pledge;

(b)	the Collateral Account Pledge;

(c)	the Collateral Guarantor’s Shares Pledge;

(d)	the Collateral Guarantee;

(e)	the Mortgage;

(f)	the Assignment of Earnings and Insurances;

(g)	the Bareboat Charterers’ Shares Pledges;

(h)	the NNA Shares Pledge A;

(i)	the NNA Shares Pledge B;

(j)	the Owners’ Shares Pledges;

each as defined in the Original Loan Agreement.

(2) As security for the Borrower’s obligations under the Original Loan Agreement, the following security documents have been executed in favour of the Lender and shall remain in full force and effect following the occurrence of the Effective Date to secure the obligations under the Amended and Restated Loan Agreement:

(a) the GP Interests Pledge;

(b) the Navios Logistics Share Pledge;

(c) the NMM Partnership Interests Pledge A;

(d) the NMM Partnership Interests Pledge B;

(e) the NMM Partnership Interests Pledge C;

(f) the Securities Account Pledge; and

(g) the Guarantee

each as defined in the Original Loan Agreement.

(C)	The Borrower has requested that the Lender to give its consent to the following (together, the “Requests”):

(a) release of the Released Security Documents including the collateral granted under such Released Security Documents;

(b) release from the Securities Account of NM Shipmortgage notes held therein; and

(c) amendment of the Original Loan Agreement on the terms of the Amended and Restated Agreement (as hereinafter defined).

(D)

This Agreement sets out the terms and conditions on which the Lender agrees, with effect on and from the Effective Date (as hereinafter defined), to the requests of the Borrower set out in Recital (C) and to the consequential amendments to the Original Loan Agreement.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Amended and Restated Loan Agreement shall have the same meaning when used in this Agreement unless the context otherwise requires.

1.2	Definitions. In this Agreement, unless the contrary intention appears:

“Amended and Restated Loan Agreement” means the Original Loan Agreement, as amended and restated by this Agreement, the terms of which are set out in the Appendix (Amended and Restated Loan Agreement).

“Effective Date” means the first Banking Day on which all the conditions precedent referred to in Clause 3.1 have been fulfilled by the Borrower.

“New Facility Agreements” means together (a) a facility agreement made or to be made between (i) the Borrower (as borrower) and (ii)HCOB (as lender) for a loan of up to USD105,000,000 and (b) one facility agreements made or to be made between (i) the Borrower (as borrower) and (ii) CACIB/BNP (as lender) for a loan of up to USD105,000,000 and in the singular means any of them and (c) (x) an amending and restating agreement in respect of a loan agreement dated 29 August 2019 made between (i) the Borrower as borrower and (ii) the Lender as lender and (y) the loan agreement amended and restated thereby, in respect of a term loan facility of up to US$127,632,195.

2

“Released Parties” means together, the parties other than the Lender to the Released Security Documents and in the singular means any one of them.

1.3	Incorporation of defined terms

(a)	Unless a contrary indication appears, a term defined in the Amended and Restated Loan Agreement, any Released Security Document or Security Document has the same meaning in this Agreement.

(b)	The principles of construction set out in the Amended and Restated Loan Agreement shall have effect as if set out in this Agreement.

1.4	Clauses

(a)	In this Agreement any reference to a “Clause” or “Appendix” is, unless the context otherwise requires, a reference to a Clause or the Appendix of this Agreement.

(b)	Clause and Appendix headings are for ease of reference only.

1.5	Third Party Rights

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement except with respect to Section 4.2.

1.6	Designation

This Agreement is a Loan Document under the Amended and Restated Loan Agreement.

2	AMENDMENTS

With effect from the Effective Date the Original Loan Agreement shall be amended and restated so that it shall be read and construed for all purposes as set out in the Appendix (Amended and Restated Loan Agreement).

3	CONDITIONS PRECEDENT AND CONDITIONS SUBSEQUENT

3.1	Conditions Precedent. The conditions referred to in the definition of “Effective Date” are that the Lender shall have received the following:

3.1.1	Corporate documents

a certificate from a duly authorised officer of Alpha Merit and the Borrower confirming that, as of the Effective Date, none of the documents delivered to the Lender pursuant to paragraph (a) of schedule 2 of the Original Loan Agreement have been amended or modified in any way since the date of their delivery to the Lender, or in the alternative copies thereof, certified by a duly authorised officer of Alpha Merit and, as the case may be, the Borrower as true, complete, accurate and neither amended nor revoked, of any documents which have been amended or modified;

3

3.1.2	Corporate authorities

(a)

a list of directors and officers of each Security Party , specifying the names and positions of such persons, containing specimen signatures of each director and officer, certified by an officer of the relevant Security Party to be true, complete and up to date as of the Effective Date;

(b)

copies of resolutions of the directors of each Security Party approving this Agreement or, as the case may be, the NMM Partnership Interests Pledge C, the Convertible Debenture and/or the endorsement at the end of this Agreement, as applicable, and authorising the execution and delivery hereof and performance of such Security Party’s obligations hereunder or thereunder, certified by an officer of the relevant Security Party as having been duly passed at a duly convened meeting of its directors and shareholders of, and not having been amended, modified or revoked and being in full force and effect;

(c)	an original of any power of attorney issued by each Security Party pursuant to such resolutions stated above;

3.1.3	NMM Partnership Interests Pledge C

NMM Partnership Interests Pledge C duly executed by Alpha Merit, together with all documents required to be delivered pursuant to the terms thereof;

3.1.4	Endorsement

the endorsement at the end of this Agreement signed by each Security Party (other than the Borrower);

3.1.5	Required Authorizations

a certificate issued by the Borrower that there are no Required Authorizations or that there are no Required Authorisations except those described in such certificate which have been duly obtained and certified copies of which (including any documents ancillary thereto) are appended thereto;

3.1.6	Convertible Debenture

duly executed and delivered copies of the Convertible Debenture;

3.1.7	New Facility Agreements

copies of the New Facility Agreements;

3.1.8	Representations and Warranties

a certificate issued by the Borrower certifying that the representations and warranties in Clause 7 of the Amended and Restated Loan Agreement, updated with appropriate modifications to refer to this Agreement, remain true and not misleading (giving effect to any materiality qualifiers set forth therein) if repeated on the date of this Agreement with reference to the circumstances now existing.

4

3.2

Condition Subsequent. The Borrower shall deliver or cause to be delivered to the Lender on, or as soon as practicable after, the Effective Date, documentary evidence that the agent for service of process named in Clause 18.2.1 of the Original Loan Agreement or another agent for service of process reasonably acceptable to the Lender has accepted its appointment in respect of the Amended and Restated Loan Agreement and the other Loan Documents.

4	AMENDMENTS TO LOAN AGREEMENT AND OTHER SECURITY DOCUMENTS

4.1

Security Documents. With effect on and from the Effective Date each of the Security Documents shall be, and shall be deemed by this Agreement to be, amended so that the definition of, and references throughout each of the Security Documents to, the Original Loan Agreement and any of the other Security Documents shall be construed as if the same referred to the Amended and Restated Loan Agreement and those Security Documents as amended and supplemented by this Agreement.

The Security Documents shall remain in full force and effect as security for the Outstanding Indebtedness (as defined therein), as amended and supplemented by such further or consequential modifications as may be necessary to give full effect to the terms of this Agreement.

4.2	Release of Released Parties

With effect on and from the Effective Date and without prejudice to the obligations of the Borrower under the Loan Agreement the Lender hereby:

(a)

releases and discharges each Released Party from all its obligations under the Released Security Documents and terminates the Released Security Documents with the exception of any indemnities contained in any of the Released Security Documents which are expressly stated to survive;

(b)

reassigns and releases to each Released Party all its right, title and interest in, to and under all the property granted or assigned to the Lender or charged in favour of the Lender under the Released Security Documents including, without limitation, any insurances and the proceeds thereof; and

(c)

agrees to, at the Borrower’s expense, execute, sign, and do any and every such further notice, assurance, document, act or thing as may be necessary or desirable to evidence the release contemplated or constituted by this Section 4.2.

The Lender makes and gives no representation, warranty or covenant in relation to the property reassigned herein except that they have not assigned, charged or granted another security interest in respect of that property.

The Lender also agrees that as of the Effective Date the Borrower may withdraw from the Securities Account NM Shipmortgage notes held therein, and it is agreed that the Securities Account Pledge shall remain in full force and effect after any such withdrawal.

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5	FURTHER ASSURANCES

5.1	Borrower to execute further documents etc. The Borrower shall:

(a)

execute and deliver to the Lender (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, governed by the law of England or such other country as the Lender may, in any particular case, reasonably specify; and

(b)	effect any registration or notarisation, give any notice or take any other step, which the Lender may, by notice to the Borrower or other party, reasonably specify for any of the purposes described in Clause 5.2 or for any similar or related purpose.

5.2	Purposes of further assurances. Those purposes are:

(a)

validly and effectively to create any security interest or right of any kind which the Lender intended should be created by or pursuant to the Amended and Restated Loan Agreement or any other Security Document, each as amended and supplemented by this Agreement; and

(b)	implementing the terms and provisions of this Agreement.

5.3	Obligation to comply with notice. The Borrower shall comply with a notice under Clause 5.1 by the date reasonably specified in the notice (or such later date as agreed to in writing by the Lender).

5.4

Additional corporate action. At the same time as the Borrower or any other party deliver to the Lender any document executed under Clause 5.1(a), the Borrower or such other party shall also deliver to the Lender a certificate signed by the Borrower’s directors, or 2 of that other party’s directors which shall:

(a)	set out the text of resolutions of the Borrower or that other party’s directors specifically authorising the execution of the document specified by the Lender; and

(b)

state that either the resolution was duly passed at a meeting of the directors validly convened and held throughout which a quorum of directors entitled to vote on the resolution was present or that the resolution has been signed by all the directors and is valid under the Borrower’s or that other party’s articles of association or other constitutional documents.

6	FEES AND EXPENSES

6.1

Fees and Expenses. The provisions of Clause 5 (Fees and expenses) of the Amended and Restated Loan Agreement shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

7	NOTICES

General. The provisions of Clause 16 (Notices) of the Amended and Restated Loan Agreement shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

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8	SUPPLEMENTAL

8.1	Counterparts. This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

9	LAW AND JURISDICTION

Application of the Amended and Restated Loan Agreement provisions. This Agreement and any non-contractual obligations arising out of or in connection with it is governed by and shall be construed in accordance with English law. The provisions of Clause 18 (Jurisdiction) of the Amended and Restated Loan Agreement shall apply to this Agreement as if they were expressly set out in this Agreement with any necessary modifications.

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed as a deed on the date first above written.

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THE BORROWER

SIGNED and delivered as a Deed	)
by /s/ Georgios Achniotis	)
for and on behalf of	)
NAVIOS MARITIME HOLDINGS INC.	)
as attorney-in-fact	)
Witnessed by:

Signature /s/ Maria Trivela
Name: Maria Trivela
Address: Akti Miaouli 85, Piraeus

THE LENDER

SIGNED and delivered as a Deed by	)
and by /s/ Sofia Tavla	)
for and on behalf of	)
NAVIOS SHIPMANAGEMENT	)
HOLDINGS CORPORATION	)
Witnessed by:

Signature /s/ Maria Trivela
Name: Maria Trivela
Address: Akti Miaouli 85, Piraeus